Filed Pursuant to Rule 424(b)(3)

Registration No. 333-255842

PROSPECTUS SUPPLEMENT NO. 2

(to prospectus dated May 14, 2021)

AST SPACEMOBILE, INC.

28,750,000 SHARES OF CLASS A COMMON STOCK
6,100,000 WARRANTS TO PURCHASE SHARES OF CLASS A COMMON STOCK

17,600,000 SHARES OF CLASS A COMMON STOCK UNDERLYING WARRANTS

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated May 14, 2021 (the “Prospectus”), related to (i) the offer and sale, from time to time, by the selling stockholders identified in the Prospectus, or their permitted transferees, of (a) an aggregate of 28,750,000 shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of AST SpaceMobile, Inc., a Delaware corporation, and (b) 6,100,000 warrants to purchase Class A Common Stock at an exercise price of $11.50 per share (the “private placement warrants”) and (ii) the issuance by us of up to 17,600,000 shares of Class A Common Stock upon the exercise of outstanding public warrants (the “public warrants”) and private placement warrants (collectively, the “warrants”), with the information contained in our Current Report on Form 8-K/A, filed with the Securities and Exchange Commission (“SEC”) on May 18, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our shares of Class A Common Stock are listed on The Nasdaq Capital Market LLC under the symbol “ASTS.” On May 17, 2021, the closing sale price per share of our Class A Common Stock was $7.26. Our public warrants are listed on The Nasdaq Capital Market under the symbol “ASTSW.” On May 17, 2021, the closing sale price per warrant of our public warrants was $2.43.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 5 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 18, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K/A

(Amendment No. 3)

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) April 6, 2021

AST SpaceMobile, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39040	84-2027232
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Midland Intl. Air & Space Port 2901 Enterprise Lane Midland, Texas	79706
(Address of principal executive offices)	(Zip Code)

(432) 276-3966

Registrant’s telephone number, including area code

New Providence Acquisition Corp.

10900 Research Blvd

Ste 160C PMB 1081

Austin, TX 78759

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	ASTS	The Nasdaq Stock Market LLC
Warrants exercisable for one share of Class A common stock at an exercise price of $11.50	ASTSW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Explanatory Note

This Current Report on Form 8-K/A (this “Amendment”) amends the Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on April 12, 2021 (the “Original Form 8-K”), as amended by Amendment No. 1 on Form 8-K/A filed with the SEC on April 23, 2021 (“Amendment No. 1”) and Amendment No. 2 on Form 8-K/A filed with the SEC on May 6, 2021 (“Amendment No. 2” and, together with the Original Form 8-K and Amendment No. 1, the “Existing Form 8-K”).

The Company is filing this Amendment to the Existing Form 8-K to include (a) the unaudited condensed consolidated financial statements of AST & Science, LLC (“AST”) and Subsidiaries, as of March 31, 2021 and for the three months ended March 31, 2021 and 2020 as Exhibit 99.4, (b) the Management’s Discussion and Analysis of Financial Conditions and Results of Operations of AST for the three months ended March 31, 2021 and 2020 as Exhibit 99.5 and (c) the unaudited pro forma condensed combined financial information of AST SpaceMobile, Inc. (formerly known as New Providence Acquisition Corp.) (the “Company”) as of and for the three months ended March 31, 2021 as Exhibit 99.2. Accordingly, the Existing Form 8-K is hereby amended solely to amend and restate Item 9.01. The Existing Form 8-K otherwise remains unchanged.

Item 9.01. Financial Statement and Exhibits.

(a) Financial statements of businesses acquired

The financial statements of the Company included in the Company’s annual report on Form 10-K/A filed on May 6, 2021 are incorporated herein by reference.

The financial statements of AST as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019 set forth in Exhibit 99.1 to this Current Report on Form 8-K, are incorporated herein by reference.

The unaudited condensed consolidated financial statements of AST, as of March 31, 2020 and for the three months ended March 31, 2021 and 2020, and the related notes thereto set forth in Exhibit 99.4 to this Current Report on Form 8-K are incorporated herein by reference.

(b) Pro Forma Financial Information

The information set forth in Exhibit 99.2 to this Current Report on Form 8-K, which includes the unaudited pro forma condensed combined financial information of the Company as of March 31, 2021 and for the three months ended March 31, 2021 and for the year ended December 31, 2020, is incorporated herein by reference.

(c) Exhibits.

Exhibit No.	Description
2.1*	Equity Purchase Agreement, dated as of December 15, 2020, by and among AST & Science LLC, New Providence Acquisition Corp., New Providence Management LLC, the AST Existing Equityholder Representative and the AST Existing Equityholders listed on Annex A thereto (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 16, 2020).
3.1	Amended and Restated Certificate of Incorporation of AST SpaceMobile, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2021).
3.2	Amended and Restated Bylaws of AST SpaceMobile, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

4.1	Specimen Common Stock Certificate of the Registrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2021).
4.2	Specimen Warrant Certificate of the Registrant (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2021).
4.3	Warrant Agreement, dated September 13, 2019, between Continental Stock Transfer & Trust Company and New Providence Acquisition Corp. (incorporated by reference to the Company’s Current Report on Current Report on Form 8-K filed with the SEC on September 16, 2019).
10.1*	Stockholders’ Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2021).
10.2*	Sponsor Voting Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2021).
10.3*	Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2021).
10.4*	Tax Receivable Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2021).
10.5*	Fifth Amended and Restated Limited Liability Limited Company Agreement of AST & Science, LLC (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2021).
10.6†	AST SpaceMobile, Inc. 2020 Incentive Award Plan (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2021).
10.7†	AST SpaceMobile, Inc. 2020 Incentive Award Plan – Form of Stock Option Agreement (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2021).
10.8†	AST SpaceMobile, Inc. 2020 Incentive Award Plan – Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2021).
10.9†	AST SpaceMobile, Inc. 2020 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2021).
10.10†	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2021).
10.11†	Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2021).
10.12†	Offer Letter between AST SpaceMobile, Inc. and Abel Avellan (incorporated by reference to Exhibit 10.12 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2021).
10.13†	Offer Letter between AST SpaceMobile, Inc. and Thomas Severson (incorporated by reference to Exhibit 10.13 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2021).
10.14†	Offer Letter between AST SpaceMobile, Inc. and Rulfo Hernandez (incorporated by reference to Exhibit 10.14 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2021).
10.15*	Amended and Restated Series B Preferred Shares Purchase Agreement, dated as of February 4, 2020, by and among AST & Science, LLC, Vodafone Ventures Limited, ATC TRS II LLC and Rakuten Mobile Singapore PTE. LTD. (incorporated by reference to Exhibit 10.15 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2021).
10.16*	Letter Agreement, dated as of December 15, 2020, by and between AST & Science, LLC and Vodafone Ventures Limited (incorporated by reference to Exhibit 10.16 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2021).
10.17*	Letter Agreement, dated as of December 15, 2020, by and between AST & Science, LLC and ATC TRS II LLC, as predecessor in interest to ATC TRS IV LLC (incorporated by reference to Exhibit 10.17 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2021).
10.18*	Amended and Restated Commercial Agreement, dated as of December 15, 2020, by and between AST & Science, LLC and Rakuten Mobile Singapore Pte. Ltd. (incorporated by reference to Exhibit 10.18 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2021).
10.19*	License Agreement, dated June 21, 2019, by and between SRS Space Limited and AST & Science, LLC (incorporated by reference to Exhibit 10.19 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

10.20*	Launch Services Contract, dated July 17, 2020, by and between AST & Science, LLC and Joint Stock Company “GK Launch Services” (incorporated by reference to Exhibit 10.20 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2021).
10.21*	Design and Manufacturing Agreement, dated September 23, 2020, by and between Dialog Semiconductor Operations Services Limited and AST & Science LLC (incorporated by reference to Exhibit 10.21 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2021).
10.22*	Sublease Agreement, dated November 13, 2018, by and between the Midland Development Corporation and AST & Science, LLC (incorporated by reference to Exhibit 10.22 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2021).
10.25*	Form of Subscription Agreement, by and between New Providence Acquisition Corp. and the undersigned subscriber party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 16, 2020).
10.26	Registration and Stockholder Rights Agreement, dated as of September 13, 2019, by and among New Providence Acquisition Corp., New Providence Management LLC and the holders party thereto (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on September 16, 2019).
21.1	List of subsidiaries of AST SpaceMobile, Inc. (incorporated by reference to Exhibit 21.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2021)
99.1	Audited consolidated financial statements of AST as of December 31, 2020 and 2019 and for the years ended December 31, 2020, and 2019
99.2	Unaudited pro forma condensed combined financial information of the Company
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for AST for the years ended December 31, 2020 and 2019.
99.4	Unaudited condensed consolidated financial statements of AST and Subsidiaries as of and for the three months ended March 31, 2021 and 2020.
99.5	Management’s Discussion and Analysis of Financial Condition and Results of Operations for AST as of and for the three months ended March 31, 2021 and 2020.
*	Certain schedules and exhibits to this Exhibit have been omitted pursuant to Item 601(a)(5) or Item 601(b)(10)(iv), as applicable, of Regulation S-K. The Registrant agrees to furnish supplemental copies of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.
†	Indicates a management contract or compensatory plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 18, 2021

AST SPACEMOBILE, INC.

By:	/s/ Thomas Severson
Name:	Thomas Severson
Title:	Chief Financial and Operating Officer

Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this Form 8-K.

Introduction

Under the Equity Purchase Agreement, a series of transactions occurred, including the following: NPA (i) entered into the A&R Certificate of Incorporation to, among other things, (a) change the name of NPA to AST SpaceMobile, Inc., (b) convert all then-outstanding Sponsor Stock into Class A Common Stock and (c) authorize the issuance of Class B Common Stock and Class C Common Stock, (ii) replaced the Existing Bylaws with the SpaceMobile Bylaws, and (iii) entered into the Tax Receivable Agreement with AST and the Existing Equityholders as part of the transaction. Following the Closing Date, NPA is organized in an “Up-C” structure in which substantially all of the operating assets of AST’s business are held by AST, and NPA’s only assets are its equity interests in AST.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The following unaudited pro forma condensed combined financial statements of the Company presents the combination of the financial information of NPA and AST, adjusted to give effect to the Business Combination including:

●	the reverse recapitalization between AST and NPA, whereby no goodwill or other intangible assets are recorded;

●	the completion of the PIPE Investment pursuant to the PIPE Subscription Agreements; and

●	the effectiveness of the Tax Receivable Agreement.

NPA was a blank check company incorporated on May 28, 2019 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. On September 13, 2019, the closing date of the IPO, NPA completed its IPO of 20,000,000 units at $10.00 per unit, generating gross proceeds of $200,000,000. Simultaneously with the closing of the IPO, NPA completed the sale of 5,500,000 private placement warrants to the Sponsor at a price of $1.00 per warrant, generating gross proceeds of $5,500,000. The 20,000,000 public warrants issued in the IPO units and the 5,500,000 private placement warrants are each exercisable for one share of Class A Common Stock at an exercise price of $11.50. On September 19, 2019, in connection with the underwriters’ full exercise of their over-allotment option, NPA completed the sale of an additional 3,000,000 units and the sale of an additional 600,000 private placement warrants, generating total gross proceeds of $30,600,000. Following the IPO, the exercise of the over-allotment option and the sale of the private placement warrants, a total of $230,000,000 was placed in the Trust Account. At the close of the transaction, immediately prior to the effect of redemptions, there was approximately $232 million held in the Trust Account.

AST was organized as a limited liability company under the laws of the State of Delaware on May 31, 2017. AST’s SpaceMobile Service is expected to provide cost-effective, high-speed mobile broadband services with global coverage to all end-users, regardless of where they live or work, without the need to purchase special equipment. The SpaceMobile Service would be the first global space-based cellular broadband network using LEO satellites to provide connectivity to any standard, unmodified, off-the-shelf mobile phone or 2G/3G/4G LTE/5G and IoT-enabled device. We believe AST’s innovative satellite designs and components will reduce the communication delay effects, which existing geostationary satellite systems experience. The SpaceMobile Service is intended to provide global coverage for users traveling in and out of areas without terrestrial mobile services on land, at sea or in flight.

The following unaudited pro forma condensed combined balance sheet as of March 31, 2021 assumes that the Business Combination occurred on March 31, 2021. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021 and for the year ended December 31, 2020 present the pro forma effect to the Business Combination as if they had been completed on January 1, 2020.

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what the Company’s financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. Further, the pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the Company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

1

The historical financial information of NPA was derived from the unaudited and audited financial statements of NPA as of and for the three months ended March 31, 2021 and for the year ended December 31, 2020, incorporated by reference into this Form 8-K. The historical financial information of AST was derived from the unaudited and audited consolidated financial statements of AST as of and for the three months ended March 31, 2021 and for the year ended December 31, 2020, incorporated by reference into this Form 8-K. This information should be read together with NPA’s and AST’s unaudited and audited financial statements and related notes, the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of AST” and other financial information incorporated by reference into this Form 8-K.

The Business Combination has been accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with United States generally accepted accounting principles (“GAAP”). The AST members continue to control AST before and after the Business Combination. As there is no change in control, AST was determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	AST members have a majority of the voting power of the Company;

●	AST has the ability to nominate and represent a majority of the Company’s Board; and

●	AST’s former management comprises the vast majority of the management and executive positions of the Company.

Under this method of accounting, NPA was treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of AST issuing stock for the net assets of NPA, accompanied by a recapitalization. The net assets of NPA were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination are those of AST.

Description of the Business Combination

On December 15, 2020, NPA entered into the Equity Purchase Agreement. The consideration paid in connection with the Business Combination consisted of the Contribution Amount. Following the completion of the Equity Purchase Agreement, a series of transactions occurred including the following: NPA (i) entered into the A&R Certificate of Incorporation to, among other things, (a) changed the name of NPA to AST SpaceMobile, Inc., (b) converted all then-outstanding Sponsor Stock into Class A Common Stock and (c) authorized the issuance of Class B Common Stock and Class C Common Stock, (ii) replaced the Existing Bylaws with the SpaceMobile Bylaws, and (iii) entered into the TRA with AST and the Existing Equityholders as part of the transaction.

Additionally, the Existing Equity holders, the Company and AST entered into the A&R Operating Agreement of AST, which, among other things, (i) restructured the capitalization of AST to (a) authorize the issuance of AST Common Units to NPA, (b) reclassified the Existing AST Units, other than any Existing AST Prior Incentive Equity Units, held by the Existing Equityholders into AST Common Units and (c) reclassified all of the Existing AST Prior Incentive Equity Units into AST Incentive Equity Units, concurrently with and subject to adjustments to the AST Options affecting the number of units and exercise price (as applicable) thereof, (ii) appointed NPA as the managing member of AST. Pursuant to the completion of the Equity Purchase Agreement, each Existing AST Unit held by each Existing Equityholder was automatically reclassified into the number of AST Common Units set forth in Schedule I of the Equity Purchase Agreement. Following this reclassification, any certificates outstanding evidencing ownership of Existing AST Units were of no further force or effect.

2

Following the completion of the Equity Purchase Agreement, the Company is organized in an “Up-C” structure whereby the existing members of AST received a class of noneconomic common shares (Class B Common Stock) and Abel Avellan, the prior controlling party of AST, received a class of super-voting, noneconomic common shares (Class C Common Stock) in the Company while retaining economic interests in AST that are exchangeable to Class A Common Stock or redeemable for cash. When a holder of Class B Common Stock exchanges AST Common Units for shares of Class A Common Stock, a number of shares of Class B Common Stock equal to the number of such AST Common Units will be immediately retired and will no longer be outstanding. However, when a holder of Class C Common Stock exchanges AST Common Units for Class A Common Stock, no shares of Class C Common Stock are retired until the shares of Class A Common Stock received in exchange are transferred to a person who is not a Key Holder. By contrast, if AST Common Units are redeemed for cash, whether by holders of Class B Common Stock or Class C Common Stock, a corresponding number of shares of Class B Common Stock or Class C Common Stock will be retired and will no longer be outstanding.

The following table shows the effect on the voting rights and economic interests on each class of stockholders based on the economic interest and voting rights at Closing Date if all of the holders of Class B Common Stock exchanged their AST Common Units for Class A Common Stock following the closing of the Business Combination.

	Economic and Voting Rights at Closing						Class B Holders Exchange All Common Units for Class A Common Stock Post-Closing
	Class A Shares	Class B Shares	Class C Shares	Economic %	Voting Rights	Voting %	Class A Shares	Class B Shares	Class C Shares	Economic %	Voting Rights	Voting %
Class A Holders	51,729,704	—	—	29%	51,729,704	6%	51,729,704	—	—	29%	51,729,704	6%
Class B Holders	—	51,636,922	—	28%	51,636,922	6%	51,636,922	—	—	28%	51,636,922	6%
Class C Holders	—	—	78,163,078	43%	781,630,780	88%	—	—	78,163,078	43%	781,630,780	88%
Totals	51,729,704	51,636,922	78,163,078	100%	884,997,406	100%	103,366,626	—	78,163,078	100%	884,997,406	100%

Because all of the shares of Class B Common Stock are retired immediately upon exchange, and effectively replaced with Class A Common Stock, the economic interest and voting rights of the various classes of stockholders do not change following such exchange.

The effect of the holders of Class C Common Stock collectively exchanging all of their AST Common Units for shares of Class A Common Stock, is reflected in the table below.

	Economic Interests and Voting Rights at Closing						Class C Holders Exchange All Common Units for Class A Common Stock Post-Closing
	Class A Shares	Class B Shares	Class C Shares	Economic %	Voting Rights	Voting %	Class A Shares	Class B Shares	Class C Shares	Economic %	Voting Rights	Voting %
Class A Holders	51,729,704	—	—	29%	51,729,704	6%	51,729,704	—	—	20%	51,729,704	6%
Class B Holders	—	51,636,922	—	28%	51,636,922	6%	—	51,636,922	—	20%	51,636,922	6%
Class C Holders	—	—	78,163,078	43%	781,630,780	88%	78,163,078	—	78,163,078	60%	781,630,780	88%
Totals	51,729,704	51,636,922	78,163,078	100%	884,997,406	100%	129,892,782	51,636,922	78,163,078	100%	884,997,406	100%

Although the shares of Class C Common Stock remain outstanding, they are non-economic, and so the economic percentages for each class of stockholder do not change by virtue of the exchange. Furthermore, the voting percentages do not change either, because the calculation of the Class C Share Voting Amount, reduces the number of shares that each share of Class C Common Stock bears by an amount proportional to the number of shares of other voting stock (other than Class C Common Stock) held by the Class C Common Stockholder. The practical effect of the formula used to calculate the Class C Share Voting Amount is that it will cap the aggregate voting power of the Class C Common Stock so that, in most scenarios, the voting power of the Class C Common Stock will not increase, or will increase more slowly than it would otherwise in the event the Class C holders acquire additional voting stock in the Company. In this example, because the Class C Stockholders received additional voting stock in the form of Class A Common Stock, the Class C Share Voting Amount is reduced from 10 votes per share (at Closing) to approximately 9 votes per share, so the overall voting power of the Class C shares remains constant.

As such, in these examples, a holder of Class B Common Stock exchanging AST Common Units for Class A Common Stock and forfeiting its voting shares of Class B Common Stock, such holder has the same voting and economic rights in the Company before and after such transaction. Upon a holder of Class C Common Stock exchanging AST Common Units for Class A Common Stock but not also forfeiting its voting shares of Class C Common Stock, such holder retains their same ownership rights in the Company before and after such exchange; however, because the holder retains shares of Class C Common Stock until the corresponding shares of Class A Common Stock are transferred to non-Key Holders, the holder’s voting rights remain the same as before the exchange. Although the holder of Class C Common Stock now has additional voting stock in the Company—the Class A Common Stock received in exchange of AST Common Units—the number of votes each share of Class C Common Stock bears is reduced (through the calculation of the Class C Share Voting Amount) so that the holder’s overall voting power does not increase.

3

However, there can be situations in the future where, unlike the above example, a holder of Class C Common Stock could exchange AST Common Units for shares of Class A Common Stock and increase their voting power, because the cap in the calculation of “Class C Share Voting Amount” does not come into play. Holders of Class C Common Stock could, in certain situations, increase their voting power by conducting an exchange of AST Common Units, even when their economic position does not change. The following table shows the effect an exchange of AST Common Units by holders of Class C Common Stock could have if undertaken at a time when the total share base of the Company is significantly expanded. The columns on the right reflect that, as the result of subsequent issuances, the number of Class A shares outstanding has increased four-fold, to 207,000,000 shares, with no changes in the holdings of the other classes of stockholder. The columns on the right show the effect on voting and economic interests caused by a Class C Holder exchanging 20% of their total AST Common Units when the Class A share base is so expanded.

	Economic Interests and Voting Rights with Four-Fold Increase in Public Float						Class C Holders Exchange 20% of Aggregate Common Units for Class A Common Stock
	Class A Shares	Class B Shares	Class C Shares	Economic %	Voting Rights	Voting %	Class A Shares	Class B Shares	Class C Shares	Economic %	Voting Rights	Voting %
Class A Holders	206,918,816	—	—	62%	206,918,816	19.9%	206,918,816	—	—	58%	206,918,816	19.6%
Class B Holders	—	51,636,922	—	15%	51,636,922	5.0%	—	51,636,922	—	15%	51,636,922	4.9%
Class C Holders	—	—	78,163,078	23%	781,630,780	75.1%	15,632,616	—	78,163,078	27%	797,263,396	75.5%
Totals	206,918,816	51,636,922	78,163,078	100%	1,040,186,518	100%	222,551,432	51,636,922	78,163,078	100%	1,055,819,134	100%

In this case, although the Class C Holders have not increased their economic stake in the Company — only exchanged their AST Common Units for Class A Common Stock — because they can now vote that Class A Common Stock in addition to the Class C Common Stock that has not been retired, they have increased their number of total votes by approximately 15.6 million and their percentage of voting power by 0.4% relative to the holders of Class A and Class B Common Stock.

Following the completion of the transactions contemplated by the Equity Purchase Agreement, Avellan holds all the outstanding shares of Class C Common Stock and as a percentage of the sum of Class A Common Stock, Class B Common Stock and Class C Common Stock outstanding that is approximately 43% of the total. In addition to voting together with Class A Common Stock and Class B Common Stock (with one vote per share) on all matters, as a holder of Class C Common Stock, Avellan is, prior to the Sunset Date, entitled to a number of votes on all matters on which stockholders are entitled to vote equal to the lesser of 10 votes per share and the Class C Share Voting Amount, the latter of which is a number of votes per share equal to (i) the Closing Class C Percentage (which is approximately 88%) of the total voting power of the outstanding voting stock of the Company, minus (ii) the total voting power of the outstanding stock of the Company owned or controlled by the Key Holders (other than of Class C Common Stock), divided by (iii) the number of shares of Class C Common Stock outstanding.

All the Company’s assets are held directly by, and all of the Company’s operations are conducted through, AST, and the Company’s only direct asset consists of the AST Common Units. The existing AST equity holders control own approximately 71% of AST Common Units, respectively; the Company is the sole manager of AST in accordance with the terms of the A&R Operating Agreement entered into in connection with the closing of the Business Combination. After the Closing Date, current NPA stockholders, together with the PIPE Investors, own approximately 29% of the combined Class A Common Stock. The public and private placement warrants remained outstanding following the Business Combination.

In connection with the Business Combination, NPA entered into the Subscription Agreements with the PIPE Investors, under which NPA issued 23 million shares of NPA Class A Common Stock at $10.00 per share, for gross proceeds to NPA of approximately $230 million.

4

Also, at the closing of the Business Combination, the Company, AST, the Existing Equity holders and the TRA Holder Representative entered into the Tax Receivable Agreement. Under the Tax Receivable Agreement, the Company is generally required to pay the TRA Holders 85% of the amount of savings, if any, in U.S. federal, state, local, and foreign taxes that are based on, or measured with respect to, net income or profits, and any interest related thereto that the Tax Group realizes, or is deemed to realize, as a result of certain Tax Attributes, which include:

●	existing tax basis in certain assets of AST and certain of its direct or indirect Subsidiaries, including assets that will eventually be subject to depreciation or amortization, once placed in service, attributable to AST Common Units acquired by the Company from a TRA Holder (including AST Common Units held by a Blocker Corporation acquired by the Company in a Reorganization Transaction (as defined in the Tax Receivable Agreement)), each as determined at the time of the relevant acquisition;

●	tax basis adjustments resulting from taxable exchanges of AST Common Units (including any such adjustments resulting from certain payments made by the Company under the Tax Receivable Agreement) acquired by the Company from a TRA Holder pursuant to the terms of the A&R Operating Agreement;

●	tax deductions in respect of portions of certain payments made under the Tax Receivable Agreement; and

●	certain tax attributes of Blocker Corporations holding AST Common Units that are acquired directly or indirectly by the Company pursuant to a Reorganization Transaction.

The following summarizes the consideration for the Business Combination:

in thousands(a)
Cash held in the Trust Account prior to redemptions	$232,033
Less: Redemptions prior to March 31, 2021	(119)
Less: Redemptions post March 31, 2021	(86)
Proceeds of PIPE Investment	230,000
Less: Deferred underwriting commissions	(4,830)
Contribution Amount	$456,998

(a)	The Contribution Amount that was contributed to AST is calculated based on the $232.0 million of NPA cash and $230.0 million raised from the PIPE Investment less $4.8 million for deferred underwriting commissions payable to BTIG and $0.2 million in redemptions. The Contribution Amount does not reflect a reduction of $0.6 million related to the repayment of a 2021 loan between the Sponsor and NPA upon closing of the Business Combination.

The following summarizes the pro forma shares of Common Stock economic ownership and voting rights associated with such shares:

Ownership and Voting

in actuals	Shares	Ownership %	Voting Rights	Voting %
Class A Common Stock(a)	51,729,704	29%	51,729,704	6%
Class B Common Stock(b)	51,636,922	28%	51,636,922	6%
Class C Common Stock(c)	78,163,078	43%	781,630,780	88%
Total Shares at Closing	181,529,704	100%	884,997,406	100%

(a)	Excludes (i) 129,800,000 AST Common Units held by parties other than the Company outstanding immediately following the completion of the Business Combination, (ii) 6,100,000 private placement warrants outstanding and (iii) 11,500,000 public warrants outstanding. AST Common Units are redeemable for, at the Company’s election (subject to certain exceptions), either cash (based on the market price for a share of Class A Common Stock at the time of the redemption) or an equal number of shares of Class A Common Stock.
(b)	Class B Common Stock are non-economic and carry one vote per share whereas Class A Common Stock are economic shares and will have one vote per share.
(c)	Class C Common Stock are non-economic and, until the Sunset Date, will entitle the holder thereof to cast a number of votes on all matters on which stockholders are entitled to vote equal to the lesser of (x) 10 votes and (y) the Class C Share Voting Amount, whereas Class A Common Stock are economic shares and will have one vote per share. From and after the Sunset Date, Class C Common Stock will entitle the holder thereof to case one vote per share.

The following unaudited pro forma condensed combined balance sheet as of March 31, 2021, the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021 and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 are based on the historical financial statements of NPA and AST. The unaudited pro forma adjustments are based on information currently available, assumptions and estimates underlying the unaudited pro forma adjustments and are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

5

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 31, 2021

(in thousands)

	NPA (Historical) (US GAAP)	AST (Historical) (US GAAP)	Combined	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current Assets
Cash and cash equivalents	$50,053	$22,213	$72,266	231,914	(A)	$441,109
				230,000	(B)
				(5,295)	(B)(D)
				(8,050)	(D)
				(28,363)	(D)
				(50,927)	(E)
				(350)	(F)
				(86)	(G)

Accounts receivable, net	-	1,070	1,070	-		1,070
Inventory	-	2,922	2,922	-		2,922
Prepaid expenses	48	1,023	1,071	-		1,071
Other current assets	54	6,820	6,874	(2,109)	(D)	4,765
Property and Equipment
BlueWalker 3 satellite - construction in progress	-	37,186	37,186	-		37,186
Property and equipment, net	-	11,772	11,772	-		11,772
Other Long-Term Assets
Operating lease right-of-use assets	-	6,782	6,782	-		6,782
Intangible assets, net	-	451	451	-		451
Goodwill, net	-	3,759	3,759	-		3,759
Investment and cash held in trust account	231,914	-	231,914	(231,914)	(A)	-

Other assets and deposits	-	172	172	-		172
Total Assets	$282,069	$94,170	$376,239	134,820		$511,059

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$1,258	$5,750	$7,008	$(796)	(C)	$5,353
				(623)	(D)
				(236)	(E)
Promissory note – related party	600	-	600	(600)	(E)	-

Accrued expenses	-	9,499	9,499	796	(C)	8,565
				(1,289)	(D)
				(91)	(E)
				(350)	(F)
Deferred revenue	-	3,988	3,988	-		3,988
Current operating lease liability	-	488	488	-		488
Long-Term Liabilities
Deposit from investors	50,000	-	50,000	(50,000)	(E)	-
Deferred tax liabilities	-	-	-	-	(H)	-

Deferred underwriting fees payable	8,050	-	8,050	(8,050)	(D)	-
Warrants liability	66,086	-	66,086	-		66,086
Non-current operating lease liability	-	6,439	6,439	-		6,439
Total Liabilities	125,994	26,164	152,158	(61,239)		90,919
Redeemable Equity						-
Common stock subject to possible redemption	151,075	-	151,075	(151,075)	(I)	-
Equity
Class A Common Stock	1	-	1	2	(B)	6
				-	(G)
				2	(I)
				1	(K)
Class B Common Stock	1	-	1	(1)	(K)	5
				5	(L)
Class C Common Stock	-	-	-	8	(L)	8
Series A convertible preferred units, net	-	9,394	9,394	(9,394)	(L)	-
Series B convertible preferred units, net	-	102,717	102,717	(102,717)	(L)	-
Founder’s common equity	-	5,832	5,832	(5,832)	(L)	-
Accumulated other comprehensive income (loss)	-	(365)	(365)	365	(J)	-
Additional paid in capital	59,243	-	59,243	229,998	(B)	170,575
				(5,295)	(B) (D)
				(28,560)	(D)
				151,073	(I)
				(299,118)	(M)
				(365)	(J)
				(54,245)	(J)
				117,930	(L)
				(86)	(G)
Accumulated deficit	(54,245)	(51,488)	(105,733)	54,245	(J)	(51,488)

Total equity attributable to stockholders	5,000	66,090	71,090	48,016		119,106
Noncontrolling interests	-	1,916	1,916	299,118	(M)	301,034
Total equity	5,000	68,006	73,006	347,134		420,140
Total liabilities and equity	$282,069	$94,170	$376,239	$134,820		$511,059

6

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(in thousands, except share and per share data)

	NPA (Historical) (US GAAP)	AST (Historical) (US GAAP)	Combined	Pro Forma Adjustments(1)		Pro Forma Combined(1)

Revenues	$-	$951	$951	$-		$951
Cost of Sales	-	(896)	(896)	-		(896)
Gross Profit	-	55	55	-		55

Operating Expenses
Engineering services	-	(5,659)	(5,659)	-		(5,659)
General and administrative cost	-	(5,537)	(5,537)	-		(5,537)
Research and development cost	-	(304)	(304)	-		(304)
Formation and operating cost	(1,435)	-	(1,435)	30	AA	(1,405)
Depreciation and amortization	-	(614)	(614)	-		(614)
Total Operating Expense	(1,435)	(12,114)	(13,549)	30		(13,519)

Other Income and Expense
Interest and dividend Income	21	2	23	(21)	BB	2
Changes in fair value of warrant liabilities	2,028	-	2,028	-		2,028
Interest expense	-	-	-	-		-
Other income and (expense), net	-	(30)	(30)	-		(30)
Total other income /(expense)	2,049	(28)	2,021	(21)		2,000

Loss before income taxes	614	(12,087)	(11,473)	9		(11,464)

Provision for income taxes	(17)	(1)	(18)	-		(18)
Net Loss	597	(12,088)	(11,491)	9		(11,482)

Less: Net loss attribute to non-controlling interest	-	508	508	7,171	CC	7,679
Loss attributable to stockholders	597	(11,580)	(10,983)	7,180		(3,803)

Net loss per common share	$0.04	$(2.50)				$(0.07)
Weighted average shares outstanding
Basic and diluted	13,827,085	5,500,840				51,729,704

7

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

(in thousands, except share and per share data)

	NPA (Historical) (US GAAP)	AST (Historical) (US GAAP)	Combined	Pro Forma Adjustments(1)		Pro Forma Combined(1)

Revenues	$-	$5,967	$5,967	$-		$5,967
Cost of Sales	-	(3,025)	(3,025)	-		(3,025)
Gross Profit	-	2,942	2,942	-		2,942

Operating Expenses
Engineering services	-	(13,081)	(13,081)	-		(13,081)
General and administrative cost	-	(12,320)	(12,320)	(350)	DD	(12,670)
Research and development cost	-	(1,011)	(1,011)	-		(1,011)
Formation and operating cost	(1,125)	-	(1,125)	120	AA	(1,005)
Depreciation and amortization	-	(887)	(887)	-		(887)
Total Operating Expense	(1,125)	(27,299)	(28,424)	(230)		(28,654)

Other Income and Expense
Interest and dividend Income	1,480	71	1,551	(1,480)	BB	71
Changes in fair value of warrant liabilities	(52,152)	-	(52,152)	-		(52,152)
Interest expense	-	(10)	(10)	-		(10)
Other income and (expense), net	2	22	24	-		24
Total other income /(expense)	(50,670)	83	(50,587)	(1,480)		(52,067)

Loss before income taxes	(51,795)	(24,274)	(76,069)	(1,710)		(77,779)

Provision for income taxes	(166)	(131)	(297)	-		(297)
Net Loss	(51,961)	(24,405)	(76,366)	(1,710)		(78,076)

Less: Net loss attribute to non-controlling interest	-	344	344	54,812	CC	55,156
Loss attributable to stockholders	(51,961)	(24,061)	(76,022)	53,102		(22,920)

Net loss per common share	$(6.13)					$(0.44)
Weighted average shares outstanding
Basic and diluted	8,598,542					51,729,704

(1)	Net loss per common share is based on the weighted average shares of Class A Common Stock and does not include Class B Common Stock and Class C Common Stock as these shares are non-economic.

8

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP as AST has been determined to be the accounting acquirer, primarily due to the fact that AST shareholders continue to control the Company. Under this method of accounting, while NPA is the legal acquirer, it is treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination was treated as the equivalent of AST issuing stock for the net assets of NPA, accompanied by a recapitalization. The net assets of NPA are stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination are those of AST.

The unaudited pro forma condensed combined balance sheet as of March 31, 2021 assumes that the Business Combination occurred on March 31, 2021. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021 and for the year ended December 31, 2020 present pro forma effect to the Business Combination as if they have been completed on January 1, 2020.

The unaudited pro forma condensed combined balance sheet as of March 31, 2021 has been prepared using, and should be read in conjunction with, the following:

●	NPA’s unaudited condensed balance sheet as of March 31, 2021 and the related notes, incorporated by reference in this Form 8-K; and

●	AST’s unaudited condensed consolidated balance sheet as of March 31, 2021 and the related notes, incorporated by reference in this Form 8-K.

The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021 has been prepared using, and should be read in conjunction with, the following:

●	NPA’s unaudited condensed statement of operations for the three months ended March 31, 2021 and the related notes, incorporated by reference in this Form 8-K and

●	AST’s unaudited condensed consolidated statement of operation for the three months ended March 31, 2021 and the related notes, incorporated by reference in this Form 8-K.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 has been prepared using, and should be read in conjunction with, the following:

●	NPA’s audited statement of operations for the year ended December 31, 2020 and the related notes, incorporated by reference in this Form 8-K and

●	AST’s audited consolidated statement of operation for the year ended December 31, 2020 and the related notes, incorporated by reference in this Form 8-K.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, cost savings or anticipated costs of operating a public company that may be associated with the Business Combination.

The pro forma adjustments reflecting the completion of the Business Combination are based on certain currently available information and certain assumptions and methodologies that we believe are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. We believe that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

9

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Company. They should be read in conjunction with the historical financial statements and notes thereto of the Company and AST.

2. Accounting Policies

Upon completion of the Business Combination, the Company’s management performed a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the Company. Based on initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”. Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or reasonably expected to occur (“Management’s Adjustments”). We have elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the Company filed consolidated income tax returns during the periods presented.

The unaudited pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the amount of Class A Common Stock outstanding, assuming the Business Combination occurred on January 1, 2020.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2021 are as follows:

(A)	Reflects the reclassification of $231.9 million of investments and cash held in the Trust Account at the balance sheet date that became available to fund the Business Combination.

(B)	Represents the gross proceeds of $230.0 million from the issuance of 23 million shares of Class A Common Stock at $0.0001 par value, in the PIPE Investment offset by the PIPE Investment fee of $5.3 million.

(C)	Reflects the reclassification of NPA’s historical accrued expenses to align with the balance sheet presentation of AST.

(D)	Reflects the settlement of $43.7 million of transaction costs in connection with the Business Combination, of which $1.9 million has been paid as of March 31, 2021. $5.3 million relates to the PIPE Investment fee as noted above and is reflected as a reduction of additional paid-in capital as those are directly related to the equity raise. $8.1 million is the settlement of NPA’s deferred underwriting compensation fees incurred during the IPO due upon completion of the Business Combination of which $4.8 million is payable to BTIG. $1.9 million relates to the settlement of the accrued transaction expenses within accrued expenses and accounts payable. $2.1 million of deferred transaction costs which is directly related to the equity raise is reflected within additional paid in capital. The remaining settlement amount of $28.4 million relates to advisory, legal, and other fees incurred and is reflected within additional paid-in capital.

10

(E)	Reflects the settlement of NPA’s historical liabilities after payment of liabilities related to transaction costs in connection with the Business Combination that was settled upon the close of the Business Combination.

(F)	Reflects the reduction in cash and accrued expenses for the one-time discretionary transaction bonus approved by the AST board of directors to Mr. Severson for efforts towards the completion of the Business Combination.

(G)	Reflects the actual redemption of 8,460 shares of NPA Common Stock for aggregate redemption payments of $0.09 million at a redemption price of approximately $10.09 per share and allocated to Class A Common Stock and additional paid-in capital using par value $0.0001 per share as of the close of the transaction. Total redemption payments were $0.2 million which includes $0.12 million of payments incurred prior to March 31, 2021.

(H)	Pursuant to the Tax Receivable Agreement, the Company is generally required to pay the TRA Holders 85% of the amount of savings, if any, in U.S. federal, state, local, and foreign taxes that are based on, or measured with respect to, net income or profits, and any interest related thereto that the Tax Group realizes, or is deemed to realize, as a result of certain Tax Attributes, which include existing tax basis in certain assets of AST and certain of its direct or indirect Subsidiaries, including assets that will eventually be subject to depreciation or amortization, once placed in service, attributable to AST Common Units acquired by the Company from a TRA Holder (including AST Common Units held by a Blocker Corporation acquired in a Reorganization Transaction (as defined in the Tax Receivable Agreement)), each as determined at the time of the relevant acquisitions; tax basis adjustments resulting from taxable exchanges of AST Common Units (including any such adjustments resulting from certain payments made by the Company under the Tax Receivable Agreement) acquired by the Company from a TRA Holder pursuant to the terms of the A&R Operating Agreement; tax deductions in respect of portions of certain payments made under the Tax Receivable Agreement; and certain tax attributes of Blocker Corporations holding AST Common Units that are acquired directly or indirectly by the Company pursuant to a Reorganization Transaction.

Upon the completion of the Business Combination, the Tax Group did not acquire any AST Common Units in an Exchange or Reorganization Transaction, as defined in the Tax Receivable Agreement. As a result, no Tax Receivable Agreement liability has been recorded. As part of the Business Combination, the Company obtains an increased tax basis in its AST Common Units. The gross (pre-tax) deferred tax asset relating to SpaceMobile’s investment in AST is approximately $299 million. The Company has assessed the realizability of their deferred tax assets and in that analysis has considered the relevant positive and negative evidence available to determine whether it is more likely than not that some portion or all of the deferred tax assets will be realized. As a result, the Company has recorded a full valuation allowance against its deferred tax assets. A full valuation allowance on deferred tax assets will be maintained until there is sufficient evidence to support the reversal of all or some portion of these allowances.

(I)	Reflects the reclassification of the NPA Class A Common Stock subject to possible redemption to permanent equity at $0.0001 par value.

(J)	Reflects the reclassification of NPA’s historical accumulated deficit and AST’s accumulated other comprehensive loss to additional paid in capital as part of the recapitalization.

(K)	Reflects the conversion of Founder Shares to Class A Common Stock at the closing of the Business Combination. In connection with the closing of the Business Combination, all Founder Shares converted into shares of Class A Common Stock.

(L)	Reflects conversion of redeemable preferred units and AST Series A Preferred Units and AST Series B Preferred Units into AST Common Units, and the recapitalization of AST as the issuance of Class B Common Stock and Class C Common Stock as consideration for the reverse recapitalization.

(M)	Reflects the recognition of 71% noncontrolling interests as a result of the Up-C structure. The noncontrolling interest is determined based on the noncontrolling interest percentage of NPA’s pro forma equity less certain adjustments.

11

Our A&R Operating Agreement provides that the AST Common Units not held by us provide each member with the right to cause us to redeem its AST Common Units in whole or in part at any time and from time to time following the waiver or expiration of the lock-up period pursuant to the Stockholders’ Agreement. NPA, as the Managing Member of AST, shall have the option to elect to have the AST Common Units redeemed for either shares of Class A Common Stock or cash as set forth in the A&R Operating Agreement (the “Cash Settlement”). We established a committee to exercise full control over all decisions on settlement for noncontrolling interest redemptions. The committee, named the Redemption Election Committee, has the fiduciary duties to act in the best interests of all of our stockholders, was delegated the full power of our board in respect of redemption settlement decisions, and consists solely of directors that are neither nominated by, or affiliated with, any noncontrolling interest holders.

Further, the settlement decisions made by the Redemption Election Committee will be solely in the Company’s control and cannot be overridden or vetoed by other board members, including Mr. Avellan. Under the Stockholders’ Agreement, the Stockholder Parties agreed that, until such date as the Stockholder Parties collectively control less than 50% of the total voting power of the Company, (i) the Stockholder Parties will take all necessary action to cause the Company and the Company’s Board to maintain the Redemption Election Committee of the Company’s Board and its delegated powers and (ii) the provisions of the Stockholders’ Agreement relating to the Redemption Election Committee cannot be amended without the express approval of the Redemption Election Committee.

The noncontrolling interest was classified as permanent equity within the pro forma balance sheet as the Company, acting through the Special Redemption Committee, may only elect to settle a redemption request in cash if the cash delivered in the exchange is limited to the cash proceeds to be received from a new permanent equity offering through issuance of Class A Common Stock in accordance with Section 11.1.2 of the Operating Agreement.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2021 are as follows:

(AA)	Reflects the elimination of NPA’s administrative service fee paid to the Sponsor that ceased upon the close of the Business Combination.

(BB)	Reflects elimination of interest income and dividends earned on the Trust Account.

(CC)	Reflects the recognition of net income attributable to the 71% noncontrolling interests as a result of the Up-C structure.

(DD)	Reflects the one-time payment of a discretionary transaction bonus approved by the AST board of directors to Mr. Severson for efforts towards the completion of the Business Combination.

4. Earnings per Share

Represents net earnings per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2020. As the Business Combination are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented.

(in thousands, except share and per share data)	Three months ended March 31, 2021	Twelve months ended December 31, 2020
Pro forma net loss attributable to stockholders	$(3,803)	$(22,920)
Pro forma weighted average Class A Common Stock – basic and diluted	51,729,704	51,729,704
Pro forma Class A net loss per ordinary share	$(0.07)	$(0.44)
Pro forma weighted average Class A shares outstanding – basic and diluted
Class A – Public Stockholders	22,979,704	22,979,704
Class A – Sponsors	5,750,000	5,750,000
Total New Providence Acquisition Corp.	28,729,704	28,729,704
Class A – Private Placement Investors (PIPE)	23,000,000	23,000,000
Pro forma weighted average Class A shares outstanding – basic and diluted(1)	51,729,704	51,729,704

(1)	The Class B Common Stock and Class C Common Stock issued for consideration are non-economic and as such are excluded from the earnings per share calculation. For the purposes of applying the treasury stock method for calculating diluted earnings per share, it was assumed that all outstanding warrants sold in the IPO and warrants sold in the private placement are exchanged for 17.6 million underlying Class A Common Stock. However, this results in anti-dilution, and the effect of such exchange was not included in calculation of diluted earnings per share.

12

Exhibit 99.4

AST & Science LLC and Subsidiaries

Financial Statements As of and for The Three Months Ended March 31, 2021 and 2020 (UNAUDITED)

AST & Science LLC and Subsidiaries

Index to Condensed Consolidated Financial Statements (Unaudited)

As of and for the Three Months Ended March 31, 2021 and 2020

Condensed Consolidated Balance Sheets (Unaudited) as of March 31, 2021 and December 31, 2020	3

Condensed Consolidated Statements of Operations (Unaudited) for the three months ended March 31, 2021 and 2020	4

Condensed Consolidated Statements of Comprehensive Loss (Unaudited) for the three months ended March 31, 2021 and 2020	5

Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Members’ Equity (Unaudited) for the three months ended March 31, 2021 and 2020	6

Condensed Consolidated Statements of Cash Flows (Unaudited) for the three months ended March 31, 2021 and 2020	7

Notes to the Condensed Consolidated Financial Statements	8

2

AST & SCIENCE LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(dollars in thousands, except per share data)

	March 31, 2021	December 31, 2020

ASSETS
Current assets:
Cash and cash equivalents	$22,213	$42,777
Accounts receivable, net	1,070	2,081
Inventory	2,922	2,591
Prepaid expenses	1,023	1,249
Other current assets	6,820	2,234
Total current assets	34,048	50,932

Property and equipment:
BlueWalker 3 Satellite - construction in progress	37,186	27,013
Property and equipment, net	11,772	10,057
Total property and equipment, net	48,958	37,070

Other long-term assets:
Operating lease right-of-use assets	6,782	7,045
Intangible assets, net	451	526
Goodwill	3,759	3,912
Other assets and deposits	172	160
Total other long-term assets, net	11,164	11,643

TOTAL ASSETS	$94,170	$99,645

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$5,750	$4,990
Accrued expenses and other current liabilities	9,499	4,222
Deferred revenue	3,988	3,401
Current operating lease liabilities	488	504
Total current liabilities	19,725	13,117

Non-current operating lease liabilities	6,439	6,541
Total liabilities	26,164	19,658

Commitments and Contingencies (Note 5)

Members’ equity:
Series A convertible preferred stock, $0.01 par value, authorized 684,932 shares, 684,932 shares issued and outstanding as of March 31, 2021 and December 31, 2020 (liquidation preference of $20,000 at March 31, 2021 and December 31, 2020)	9,394	9,394
Series B convertible preferred stock, $0.01 par value per share - 2,765,027 shares authorized and outstanding as of March 31, 2021 and December 31, 2020 (liquidation preference of $121,822 at March 31, 2021 and $119,636 at December 31, 2020)	102,717	102,717
Members’ common equity, 10,000,000 shares authorized as of March 31, 2021 and December 31, 2020; 5,500,840 shares issued and outstanding as of March 31, 2021 and December 31, 2020	5,832	5,462
Accumulated other comprehensive income (loss)	(365)	(168)
Accumulated Deficit	(51,488)	(39,908)
Noncontrolling interest	1,916	2,490
Total members’ equity	68,006	79,987

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$94,170	$99,645

See accompanying notes to the condensed consolidated financial statements

3

AST & SCIENCE LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

(dollars in thousands, except per share data)

	Three Months Ended March 31,
	2021	2020

Revenues	$951	$773

Cost of sales	(896)	(1,030)

Gross profit	55	(257)

Operating expenses:
Engineering services	5,659	2,148
General and administrative costs	5,537	2,178
Research and development costs	304	43
Depreciation and amortization	614	120
Total operating expenses	12,114	4,489

Other income and expense:
Interest income	2	36
Interest expense	-	(23)
Other income and (expense), net	(30)	(3)
Total other income (expense)	(28)	10

Net loss before income taxes	(12,087)	(4,736)
Income taxes	(1)	-
Net loss	(12,088)	(4,736)

Add: Net loss attributable to noncontrolling interests	508	329
Net loss attributable to AST&Science	$(11,580)	$(4,407)
Cumulative convertible preferred stock dividends	$(2,186)	$(1,611)
Income available to common shareholders	$(13,766)	$(6,018)
Basic and diluted net loss per share	$(2.50)	$(1.09)
Basic and diluted shares used in computing net loss per share	5,500,840	5,500,000

See accompanying notes to the condensed consolidated financial statements

4

AST & SCIENCE LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

(dollars in thousands, except per share data)

	Three Months Ended March 31,
	2021	2020

Net loss	$(12,088)	$(4,736)
Foreign currency translation adjustments	(263)	173
Comprehensive loss	(12,351)	(4,563)
Comprehensive loss attributable to noncontrolling interest:
Add: Net loss attributable to noncontrolling interests	508	329
Foreign currency translation adjustments	(66)	103
Comprehensive loss attributable to AST&Science	$(11,909)	$(4,131)

See accompanying notes to the consolidated financial statements

5

AST & SCIENCE LLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND MEMBERS’ EQUITY (UNAUDITED)
(dollars in thousands)

	Series B Redeemable Preferred Stock		Series A Preferred Stock		Series B Preferred Stock		Common Equity		Promissory Note from Common	Accumulated Other Comprehensive	Accumulated	Noncontrolling	Total
	Shares	Values	Shares	Values	Shares	Values	Shares	Values	Shareholder	Loss	Deficit	Interest	Equity

Balance, December 31, 2020	-	$-	684,932	$9,394	2,765,027	$102,717	5,500,840	$5,462	$-	$(168)	$(39,908)	$2,490	$79,987
Stock-based compensation	-	-	-	-	-	-	-	370	-	-	-	-	370
Unrealized foreign currency translation adjustments	-	-	-	-	-	-	-	-	-	(197)	-	(66)	(263)
Net income (loss)	-	-	-	-	-	-	-	-	-	-	(11,580)	(508)	(12,088)
Balance, March 31, 2021	-	$-	684,932	$9,394	2,765,027	$102,717	5,500,840	$5,832	$-	$(365)	$(51,488)	$1,916	$68,006

	Series B Redeemable Preferred Stock		Series A Preferred Stock		Series B Preferred Stock		Common Equity		Promissory Note from Common	Accumulated Other Comprehensive	Accumulated	Noncontrolling	Total
	Shares	Values	Shares	Values	Shares	Values	Shares	Values	Shareholder	Loss	Deficit	Interest	Equity

Balance, December 31, 2019	-	$-	684,932	$9,394	773,376	$28,847	5,500,000	$5,171	$(100)	$(329)	$(15,847)	$2,613	$29,749
Issuance of Series B Redeemable Convertible Preferred Stock, net of issuance costs of $5,889	1,966,704	72,944	-	-	-	-	-	-	-	-	-	-	-
Issuance of Series B Convertible Preferred Stock, net of issuance costs of $69	-	-	-	-	24,947	926	-	-	-	-	-	-	926
Stock-based compensation	-	-	-	-	-	-	-	21	-	-	-	-	21
Unrealized foreign currency translation adjustments	-	-	-	-	-	-	-	-	-	70	-	103	173
Net income (loss)	-	-	-	-	-	-	-	-	-	-	(4,407)	(329)	(4,736)
Balance, March 31, 2020	1,966,704	$72,944	684,932	$9,394	798,323	$29,773	5,500,000	$5,192	$(100)	$(259)	$(20,254)	$2,387	$26,133

See accompanying notes to the condensed consolidated financial statements

6

AST & SCIENCE LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

(dollars in thousands)

	Three Months Ended March 31,
	2021	2020

Cash flows from operating activities:
Net loss	$(12,088)	$(4,736)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation	557	68
Amortization of intangible assets	57	52
Non-cash operating lease expense	100	65
Stock-based compensation	370	21
Changes in operating assets and liabilities:
Accounts receivable	942	(968)
Prepaid expenses and other current assets	100	(14)
Inventory	(443)	(443)
Accounts payable and accrued expenses	1,273	1,114
Operating lease liabilities	(94)	(65)
Deferred revenue	725	727
Other current assets and liabilities	(12)	(56)
Net cash used in operating activities	(8,513)	(4,235)

Cash flows from investing activities:
Purchase of property and equipment	(2,728)	(736)
BlueWalker 3 Satellite - construction in process	(8,709)	(3,200)
Net cash used in investing activities	(11,437)	(3,936)

Cash flows from financing activities:
Repayment for Founder bridge loan	-	(1,750)
Proceeds from issuance of Series B Redeemable Preferred Stock	-	78,833
Issuance costs from issuance of Series B Redeemable Preferred Stock	-	(5,889)
Proceeds from issuance of Series B Preferred Stock	-	1,000
Issuance costs from issuance of Series B Preferred Stock	-	(1,851)
Direct and incremental costs incurred for the merger with NPA	(595)	-
Net cash provided by (used in) financing activities	(595)	70,343

Effect of exchange rate changes on cash	(19)	252

Net increase (decrease) in cash and cash equivalents	(20,564)	62,424
Cash and cash equivalents, beginning of period	42,777	26,498
Cash and cash equivalents, end of period	$22,213	$88,922

Supplemental disclosure of cash flow information:
Non-cash investing activities:
Purchase of accrued construction in process	$3,263	$-
Purchase of accrued property and equipment	362	-
Right-of-use assets obtained in exchange for operating lease liabilities as of January 1, 2020 upon adoption of ASC 842	-	6,472
Non-cash financing activities:
Accrued direct and incremental cost incurred for the merger with NPA	$4,064	$-

See accompanying notes to the condensed consolidated financial statements

7

AST & Science LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

As of and for the Three Months Ended March 31, 2021 and 2020

1.	Organization and Nature of Operations

AST & Science LLC and its subsidiaries (“AST” or the “Company”) is an innovative satellite designer and manufacturer. AST is currently in the process of testing, developing and building its BlueWalker 3 test satellite in advance of manufacturing and launching the first space-based global cellular broadband network distributed through a constellation of Low Earth Orbit Satellites (the “AST Satellite Constellation”). Once deployed and operational, the AST Satellite Constellation will provide connectivity directly to standard/unmodified cellular phones or any 2G/3G/4G LTE and 5G enabled device (the “SpaceMobile Service”). The SpaceMobile Service will be made available to cellular subscribers and others through wholesale commercial roaming agreements with cellular service providers on a global basis. The Company operates from five locations that include its corporate headquarters and 85,000 square foot satellite assembly, integrating and testing facility in Midland, Texas, and development offices located in Maryland, Spain, United Kingdom, and Israel. In addition, its 51% owned and controlled subsidiary, NanoAvionika, is located in Lithuania.

On April 6, 2021 (the “Closing Date”), AST completed the previously announced business combination (“Business Combination”) pursuant to that certain Equity Purchase Agreement, dated as of December 15, 2020 (the “Equity Purchase Agreement”), by and among AST, New Providence Acquisition Corp. (“NPA”), the existing equityholders of AST, New Providence Acquisition Management LLC, a Delaware limited liability company (“Sponsor”), and Abel Avellan. Immediately, upon the completion of the Business Combination, NPA was renamed AST SpaceMobile, Inc. and AST became a subsidiary of the AST SpaceMobile, Inc. The Business Combination is documented in greater detail at Note 12.

There continues to be uncertainties regarding the pandemic of the novel coronavirus (“COVID-19”), and the Company is closely monitoring the impact of COVID-19 on all aspects of its business, including how it will impact its customers, employees, suppliers, vendors, and business partners. Any estimates made herein may change as new events occur and additional information is obtained, and actual results could differ materially from any estimates made herein under different assumptions or conditions. The Company has evaluated the impact of the COVID-19 pandemic for the period ended March 31, 2021 and has not realized a material impact to the Company’s technology development efforts or operations. The Company is unable to predict the impact that COVID-19 may have on its financial position and operations moving forward due to the numerous uncertainties. The Company will continue to assess the evolving impact of COVID-19.

2.	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements and related notes have been prepared by the Company in accordance with accounting principles generally accepted in the United States (“US GAAP”). The financial statements include the accounts of AST & Science LLC and its subsidiaries. Inter-company transactions and balances have been eliminated. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with US GAAP have been condensed or omitted pursuant to US GAAP relating to interim financial statements. The December 31, 2020 balances reported herein are derived from the audited consolidated financial statements. In the opinion of management, these unaudited condensed consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary to fairly state the condensed consolidated financial statements.

The accompanying unaudited condensed consolidated financial statements and related notes should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2020. The results of operations for the three month period ended March 31, 2021 are not indicative of the results to be expected for the year ending December 31, 2021.

8

AST & Science LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

As of and for the Three Months Ended March 31, 2021 and 2020

Recent Accounting Pronouncements

Adopted accounting standards

In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470- 20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, to reduce complexity in applying GAAP to certain financial instruments with characteristics of liabilities and equity. The guidance in ASU 2020-06 simplifies the accounting for convertible debt and convertible preferred stock by removing the requirements to separately present certain conversion features in equity. The amendments in ASU 2020-06 are effective for public entities that meet the definition of an SEC filer, excluding smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. Entities should adopt the guidance as of the beginning of the fiscal year of adoption and cannot adopt the guidance in an interim reporting period. The Company adopted the new standard on January 1, 2021. The new standard did not have a material effect on the financial statements as of March 31, 2021.

3.	Property and Equipment

Property and equipment, net consisted of the following at March 31, 2021 and December 31, 2020 (in thousands):

	March 31, 2021	December 31, 2020
Satellite testing and lab equipment	$6,322	$5,324
Computers, software, and equipment	1,959	1,707
Leasehold improvements	4,531	3,537
Other	412	404
Property and equipment	13,224	10,972
Accumulated depreciation	(1,452)	(915)
Property and equipment, net	11,772	10,057

BlueWalker 3 Satellite - construction in progress	37,186	27,013
Total property and equipment, net	$48,958	$37,070

Depreciation expense for the three months ended March 31, 2021 and 2020 was approximately $0.6 million and $0.1 million, respectively.

4.	Convertible Preferred Stock

On June 26, 2018, the Company entered into a Series A Preferred Stock Purchase Agreement. Under the Agreement, the Company issued an aggregate of 684,932 shares of Series A Preferred Stock (“Series A”) at a purchase price of $14.60 per share for aggregate proceeds of $10 million. The proceeds are presented net of incurred issuance costs of approximately $0.6 million in connection with the issuance of the Senior Preferred Shares.

9

AST & Science LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

As of and for the Three Months Ended March 31, 2021 and 2020

On October 16, 2019, the Company entered into a Series B Preferred Stock Purchase Agreement. Under the Agreement, the Company issued an aggregate of 773,376 shares (the “Initial Series B Issuance”) of Series B Preferred Stock (“Series B”) at a purchase price of $40.08 per share for aggregate proceeds of $31 million. The proceeds are presented net of incurred issuance costs of approximately $2.1 million in connection with the issuance of the Senior Preferred Shares.

On February 14, 2020, the Company entered into a Series B Preferred Stock Purchase Agreement. Under the Agreement, the Company issued an aggregate of 1,966,704 shares (the “Second Series B Issuance”) of Series B Preferred Stock at a purchase price of $40.08 per share for aggregate proceeds of $78.8 million (the “Rakuten Shares”) to Rakuten Mobile Singapore Pte. Ltd. (“Rakuten”). In conjunction with the Second Series B Issuance, the Company also entered into a commercial agreement with Rakuten (the “Rakuten Commercial Agreement”). The Rakuten Commercial Agreement requires that the Company adhere to certain key performance indicators (“KPIs”) beginning on September 30, 2023 (the “First Measurement Date”) and December 31, 2024 (the “Second Measurement Date”). If the Company is unable to meet or exceed these KPIs on the First Measurement Date or the Second Measurement Date, or voluntarily or involuntary becomes subject to bankruptcy proceedings, Rakuten will have the option to require the Company to redeem the Rakuten Shares at the redemption price of $30 per share (the “Rakuten Redemption Clause”). Rakuten’s redemption rights will be extended for a period of no later than 6 months if the Company’s failure to meet the KPIs as required arises from any failure or delays in obtaining any governmental or third party approvals required in connection with the launch of the SpaceMobile Service or in connection with the delivery of the KPIs. The Rakuten shares carry the same terms as the previously issued shares of Series B Preferred Stock, other than the Rakuten Redemption Clause noted herein.

The Company’s convertible preferred stock attributable to the Rakuten Shares was initially classified outside of members’ equity because the Rakuten Redemption Feature is not solely within the control of the Company. The Company’s policy is not to accrete the carrying value and related issuance costs of the convertible preferred stock to its redemption value until it is probable that the security will become redeemable.

On December 15, 2020 (the “Amendment Date”), the Company executed the Amended and Restated Commercial Agreement (the “A&R Commercial Agreement”) with Rakuten, which amended the Rakuten Commercial Agreement. The A&R Commercial Agreement removes the Rakuten Redemption Clause from the Rakuten Shares and replaces it with a one-time cash payment penalty (the “Penalty Payment”) of $10 million. The Penalty Payment is payable upon the Company’s failure to meet the KPIs at the measurement dates originally established in the Rakuten Commercial Agreement.

The amendment to Rakuten Commercial Agreement to replace the Rakuten Redemption Clause with the Penalty Payment was accounted for as a modification of the Rakuten Shares for accounting purposes. In making this determination, the Company considered the significance of the revisions to existing contractual terms. These revisions were not considered qualitatively or quantitatively significant as the redemption clause was not deemed probable to be triggered when the shares were originally issued or as of the amendment date. The Company determined that any incremental difference in the fair value of the shares as a result of the modification was de minimis, and accordingly, the carrying value remained unchanged. Additionally, as the Rakuten Redemption Clause was removed as part of the A&R Commercial Agreement, the Rakuten Shares are no longer redeemable outside of the control of the Company and have been reclassified from temporary to permanent equity. The Penalty Payment, which replaced the Rakuten Redemption Clause, is considered a revenue component of the A&R Commercial Agreement accounted for under ASC 606. The Company considers this a form of variable consideration which is fully constrained as of execution of the A&R Commercial Agreement as well as of March 31, 2021.

10

AST & Science LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

As of and for the Three Months Ended March 31, 2021 and 2020

On February 26, 2020, the Company entered into another Series B Preferred Stock Purchase Agreement with Samsung Next Fund LLC. Under the Agreement, the Company issued an aggregate of 24,947 shares (the “Third Series B Issuance”) of Series B Preferred Stock for a purchase price of $40.08 per share for aggregate proceeds of $1 million. The Samsung shares carry the same terms as the previously issued shares of Series B Preferred Stock.

As of March 31, 2021, the Company has $11.0 million in aggregate preferred cumulative dividends equal to $3.98 per share.

5.	Commitments and Contingencies

On November 13, 2018, the Company entered into both an Economic Development Agreement (the “EDA”) and a sublease agreement with Midland Development Corporation. The premise of the EDA was to create jobs in the Midland Texas area, as well as, to have AST improve the land, office and hangar spaces at the Midland International Air & Space Port in Midland, Texas.

The rentable spaces included office space (44,988 SF), hangar A (28,480 SF), hangar B (11,900 SF), and land (approximately 238,000 SF). The term of the lease commenced on November 21, 2018 and extends through November 20, 2033. Pursuant to the agreement, the base rental payments for the first five years will be abated, provided that the Company prepays the rent in each period and achieves an increasing level of financial commitments, measured annually on March 31st of each of the first five years of the lease. The Company can qualify for an additional five years (years six through ten of the term) of abatements which are contingent upon the Company achieving its commitments through the first five years of the lease and maintaining or exceeding those year five commitment levels in years six through year ten of the term. These commitments include 1) the total number of full-time jobs and the related annual payroll costs and 2) cumulative capital investments in personal property and improvements to the existing land/structures. The Company recognizes the lease reimbursements as an offset to the lease asset, liability and rent expense for the related reimbursable month when the contingency is probable of being resolved.

The Company’s other outstanding operating leasehold obligations include additional office space in Maryland, Spain, Israel, United Kingdom and Lithuania. The Company’s leases have established fixed payment terms which are subject to annual rent increases throughout the term of each lease agreement. The Company’s lease agreements have varying non-cancellable rental periods which include options for the Company to extend portions of its lease terms. Management considered that it was not reasonably certain to exercise any extension options present in its lease arrangements that are outstanding as of the adoption date, with the exception of the Texas sublease. In addition, the Company’s leases have similar terms in which they may terminate the lease prior to the end date but must provide advanced notice. The Company is not reasonably certain to exercise the right to terminate their agreements.

The Company identified and assessed significant assumptions in recognizing the right-of-use asset and lease liability as follows:

11

AST & Science LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

As of and for the Three Months Ended March 31, 2021 and 2020

Incremental Borrowing Rate

The Company derives its incremental borrowing rate from information available at the lease commencement date in determining the present value of lease payments. The incremental borrowing rate represents a collateralized rate of interest the Company would have to pay to borrow over a similar term an amount equal to the lease payments in a similar economic environment. The Company’s lease agreements do not provide implicit rates. As the Company did not have any external borrowings at the transition date with comparable terms to its lease agreements, the Company estimated its incremental borrowing rate based on the lowest grade of debt available in the marketplace for the same term as the associated lease(s). The Company elected to use an 11.9% discount rate for its main, shorter-term operating leases (generally two (2) to five (5) year leases). For the Texas sublease, which is greater than 10 years, the Company elected to use a 15% discount rate. The weighted average discount rate at March 31, 2021 is 15%.

Operating Leases

The components of lease expense were as follows (in thousands):

Three Months Ended March 31, 2021
Short-term operating lease expense	$24
Operating lease expense	100
Total lease expense	$124

Additional lease information is summarized in the following table (in thousands, except lease term and discount rate):

Three Months Ended March 31, 2021
Cash paid for amounts included in the measurement of operating lease liabilities	$111
Operating right-of-use assets obtained in exchange for lease obligations	$-
Weighted-average remaining lease term - operating leases (years)	11.4
Weighted-average discount rate - operating leases	15%

As of March 31, 2021, the maturities of the Company’s operating lease liabilities were as follows (in thousands):

Year ending December 31,	Amount
2021 (remaining)	$1,075
2022	1,294
2023	1,312
2024	1,260
2025	1,158
Thereafter	7,701
Total lease payments	13,800
Less effects of discounting	(6,873)
Present value of lease liabilities	$6,927

Net rent expense under operating lease arrangements at the Company was approximately $0.1 million and less than $0.1 million for the three months ended March 31, 2021 and 2020, respectively.

12

AST & Science LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

As of and for the Three Months Ended March 31, 2021 and 2020

Legal Proceedings

The Company is not a party to any material litigation and does not have contingency reserves established for any litigation liabilities as of March 31, 2021 and December 31, 2020.

6.	Goodwill and Intangible Assets

Goodwill

The change in the carrying amount of goodwill for the three months ended March 31, 2021 and for the year ended December 31, 2020 is summarized as follows (in thousands):

	March 31, 2021	December 31, 2020
Balance at beginning of the period	$3,912	$3,593
Acquisitions		-
Translation adjustments	$(153)	319
Balance at end of the period	$3,759	$3,912

Intangible Assets

Identified intangible assets are comprised of the following as of March 31, 2021 and December 31, 2020 (in thousands):

	Useful Lives	March 31, 2021	December 31, 2020
Intangible assets subject to amortization:
Developed technology	5	$1,116	$1,161
Trademarks and domain name	15	$23	23
Total gross intangible assets subject to amortization		1,139	1,184
Accumulated amortization		(688)	(658)
Total net intangible assets subject to amortization		$451	$526

The aggregate amortization expense for the three months ended March 31, 2021 and 2020 was less than $0.1 million and $0.1 million, respectively. Based on the carrying value of identified intangible assets recorded at December 31, 2020, and assuming no subsequent impairment of the underlying assets, the amortization expense is expected to be as follows (in thousands):

Fiscal Year	Amortization Expense
2021 (remaining)	169
2022	225
2023	39
2024	2
2025 and Thereafter	16
$451

13

AST & Science LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

As of and for the Three Months Ended March 31, 2021 and 2020

7.	Details of Certain Balance Sheet Accounts

Inventories

Inventories are carried at the lower of cost or net realizable value. Cost is determined by the first-in first-out (FIFO) method. The cost of construction in progress comprises raw materials, satellite componentry, direct labor, and other direct engineering costs. No reserve for excess and/or obsolete inventory was recognized in the periods presented.

Inventories consisted of the following at March 31, 2021 and December 31, 2020 (in thousands):

	March 31, 2021	December 31, 2020
Raw material	$2,577	$2,285
Work-in-process	345	306
Total	$2,922	$2,591

Accrued Expenses

As of December 31, 2020, accrued expenses includes accruals relating to the construction in process of $1.6 million and accrued payroll of $1.0 million. The remaining balance within the account relates to other general accruals.

As of March 31, 2021, accrued expenses amounted to $9.5 million, which include $5.0 million of transaction costs associated with the Business Combination and $2.8 million in billings associated with construction in progress of the BlueWalker 3 Satellite. Accrued expenses also included monthly recurring operating expenses, such as engineering consultant fess, lawyer fees, and electrical and power fees.

Other current assets

The Company capitalized $5.5 million as of March 31, 2021 and $1.1 million as of December 31, 2020 in transaction costs related to the Business Combination with NPA that occurred on April 6, 2021. The transaction costs primarily include legal and underwriting fees.

8.	Revenue

Disaggregation of Revenue

The Company’s subsidiary, NanoAvionika, recognizes revenue related to sales of manufactured small satellites and their components as well as launch related services. In general, the Company recognizes revenue for services provided over time as the Company’s performance does not result in an asset with an alternative use and the Company is entitled to be compensated for performance completed to date. The Company recognizes revenue for services provided over time based on an output method, under which the total value of revenue is recognized based on each contract’s deliverable(s) as they are completed and when value is transferred to a customer. Certain of the Company’s performance obligations do not meet the criteria for over time recognition. In these scenarios, the Company recognizes revenue upon transfer of control of the performance obligation to the customer. Revenue recognized over time versus revenue recognized upon transfer for the periods ending March 31, 2021 and 2020 was as follows (in thousands):

	March 31, 2021	March 31, 2020
Revenue from performance obligations recognized over time	$550	$478
Revenue from performance obligations recognized at point-in-time transfer	401	295
Total	$951	$773

14

AST & Science LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

As of and for the Three Months Ended March 31, 2021 and 2020

Contract Balances

Contract assets relate to our conditional right to consideration for our completed performance under the contract. Contract liabilities relates to payments received in advance of performance under the contract. Contract liabilities (i.e., deferred revenue) are recognized as revenue as (or when) the Company perform under the contract. During the three months ended March 31, 2021, the Company recognized approximately $0.2 million of revenue related to its deferred revenue balance at January 1, 2021.

As of March 31, 2021, the Company had deferred revenue of $4 million classified in current liabilities related to performance obligations that have not yet been satisfied. The Company expects to recognize the revenue associated with satisfying these performance obligations within the next 12 months.

Accounts Receivable

The Company receives payments from customers based on a billing schedule as established in our contracts. Accounts receivable includes amounts billed and currently due from customers. Accounts receivable are recorded when the right to consideration becomes unconditional. The Company did not reserve an allowance for doubtful accounts as of March 31, 2021 and 2020 given historical experience and management’s evaluation of outstanding accounts receivable at the end of the period.

9.	Share-Based Compensation

Share-Based Compensation Expense

Share-based compensation, measured at the grant date based on the fair value of the award, is typically recognized ratably over the requisite services period, using the straight-line method of expense attribution. The Company recorded share-based compensation expense in the following expense categories of its condensed consolidated statements of operations and comprehensive loss (in thousands):

	Three Months Ended March 31,
	2021	2020
Engineering services	$324	$12
General and administrative costs	32	9
BlueWalker 3 Satellite - construction in progress	14	-
Total	$370	$21

Equity Incentive Plan

Under the 2019 Equity Incentive Plan (“Option Plan”), the Company is authorized to issue ordinary shares, as well as options exercisable for ordinary shares, as incentives to its employees, consultants, and members of its Board of Directors. The issuance of share options and ordinary shares is administered by the Board of Directors using standardized share option and share subscription agreements.

15

AST & Science LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

As of and for the Three Months Ended March 31, 2021 and 2020

There are two types of options granted under the Option Plan: (1) service-based options and (2) performance-based options. Service-based options typically vest over a five year service period with 20% of the award vesting on the first anniversary of the employee’s commencement date, and the balance thereafter in 48 equal monthly installments. Certain service-based options also provide for accelerated vesting if there is a change in control or other performance condition as defined by the Option Plan. Performance-based options typically vest on the earliest date that any of the following occurs: (i) the Company effects an initial public offering and becomes a reporting company, (ii) the Company experiences a change of control, or (iii) other specified performance conditions. Both service-based and performance-based options typically expire no later than 10 years from the date of grant.

As of March 31, 2020, the Company was authorized to issue a total of 883,562 ordinary service-based and performance-based shares under a reserve set aside for equity awards. As of March 31, 2021, there were 17,683 ordinary shares available for future issuance and 865,039 options outstanding.

The following table summarizes the Company’s option activity for the period ended March 31, 2021:

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)
Outstanding at December 31, 2020	815,233	$2.92	-
Granted	55,600	145.01	-
Exercised	-	-	-
Cancelled or forfeited	(11,600)	2.00	-
Outstanding at March 31, 2021	859,233	$12.13	2.01
Options exercisable as of March 31, 2021	407,109	$1.81	1.88
Vested and expected to vest at March 31, 2021	859,233	$12.13	2.01

The Board approved the issuance of 55,600 non-statutory common share option grants under the 2019 Equity Incentive Plan and recognized the related compensation expense over the three months ended March 31, 2021. The weighted average grant date fair value of share options granted was $145.01 per share, with an aggregate fair value of $3.1 million for the year ended December 31, 2020. The Company recorded share-based compensation expense of $0.4 million for the three months ended March 31, 2021, with a portion capitalized to BlueWalker 3 satellite construction-in-progress on the Consolidated Balance Sheets.

The following table summarizes the Company’s unvested option activity for the year ended March 31, 2021:

	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested at December 31, 2020	450,058	$2.37
Granted	55,600	60.15
Vested	(47,249)	2.92
Forfeited	(6,287)	1.35
Unvested at March 31, 2021	452,122	$9.43

For the period ended March 31, 2021, total unrecognized compensation expense related to the unvested employee and director share-based awards was $3.6 million, which is expected to be recognized over a weighted average period of 2.01 years.

16

AST & Science LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

As of and for the Three Months Ended March 31, 2021 and 2020

The Company estimates the fair value of the stock-based awards to employees and non-employees using the Black-Scholes option pricing model, which requires the input of subjective assumptions, including (i) the expected volatility of our stock, (ii) the expected term of the award, (iii) the risk-free interest rate, and (iv) any expected dividends. Due to the lack of company-specific historical and implied volatility data, the Company based the estimate of expected volatility on the estimated and expected volatilities of a representative group of publicly traded companies. For these analyses, the Company selects companies with comparable characteristics including enterprise value, risk profiles, position within the industry, and with historical share price information sufficient to meet the expected life of the stock-based awards. The Company computes the historical volatility data using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of the stock-based awards. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of the Company’s stock price becomes available. For awards that qualify as “plain-vanilla” options, the Company estimates the expected life of the employee stock options using the “simplified” method, whereby, the expected life equals the average of the vesting term and the original contractual term of the option. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future. The Company elects to account for forfeitures as they occur rather than apply an estimated forfeiture rate to share based payment expense.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option pricing model to determine the fair value of share options granted to employees and directors:

Three Months Ended March 31, 2021
Exercise price	$145.01
Fair market value	$60.15
Expected dividend yield	0.0%
Expected term (in years)	6.32
Expected volatility	42.24%
Weighted-average risk-free rate	0.55%

17

AST & Science LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

As of and for the Three Months Ended March 31, 2021 and 2020

10.	Net Loss per Share

The Company presents basic net loss per share using the two-class method. The two-class method is an earnings allocation formula that treats a participating security as having rights to earnings that otherwise would have been available to common stockholders and that determines basic net loss per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings that would have been available to common stockholders. A participating security is defined as a security that may participate in undistributed earnings with common stock. The Company’s capital structure includes securities that participate with common stock on a one-for-one basis for distribution of dividends. These are the Series B Preferred Stock and the Series A Preferred Stock. The Company determines the diluted net income per share by using the more dilutive of the two-class method or the treasury stock method and by including the basic weighted average of the outstanding preferred shares in the calculation of diluted net income per share under the two-class method and including all potential common shares assumed issued in the calculation of diluted net income per share under the treasury stock method.

The following table sets forth the computation of basic and diluted net loss per share:

	Three Months Ended March 31,
	2021	2020
	(dollars in thousands, except per share amounts)
Numerator - basic and diluted:
Net loss attributable to AST & Science	$(11,580)	$(4,407)
Cumulative convertible preferred stock dividends	(2,186)	(1,611)
Income available to common shareholders	$(13,766)	$(6,018)
Denominator - basic and diluted:
Shares used in computing net loss per share attributable to common stockholders	5,500,840	5,500,000
Basic and diluted net loss per share attributable to common stockholders	$(2.50)	$(1.09)

For the three months ended March 31, 2021, 3,449,959 shares of preferred stock convertible into common stock and 859,233 shares of underlying stock options were excluded from the calculation of diluted earnings per share as their effect on the calculation would have been anti-dilutive.

11.	Related Parties

On March 1, 2018, NanoAvionika entered into the Option Agreement with InMotion Holdings, LLC, a Delaware limited liability company wholly-owned by AST’s Chief Executive Officer and Chairman of the Board, Abel Avellan, whereby Nano granted InMotion 2,919 option shares in connection with a Service Agreement between Nano and InMotion dated March 1, 2018 (the “Services Agreement”) pursuant to which InMotion is to provide consulting services to Nano. The option shares vest over a three-year period and for so long as the Service Agreement is in effect. In addition, the options shares are only exercisable upon a change of control. For this reason, the Company has not recognized any expense related to the grant of these shares. For such consulting services, InMotion is also entitled to receive, but has never billed to or collected from Nano a management fee totaling $15,000 per month.

On January 20, 2020, the Company entered into the Support Services Agreement with Finser Corporation (“Finser”), which is part of the Cisneros Group of Companies, of which a member of the Board of Directors is the Chief Executive Officer, whereby Finser will provide the Company consulting and administrative support services. The Company incurred $0.1 million in consulting services for the three-month period ended March 31, 2021, which were included within the general and administrative expenses on the Consolidated Statement of Operations.

18

AST & Science LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

As of and for the Three Months Ended March 31, 2021 and 2020

12.	Subsequent Events

On April 6, 2021 the Closing Date, AST completed the previously announced Business Combination pursuant to that certain Equity Purchase Agreement, by and among AST, NPA, the existing equityholders of AST, New Providence Acquisition Management LLC, a Delaware limited liability company (“Sponsor”), and Abel Avellan. As contemplated by the Equity Purchase Agreement (a) NPA was appointed as the managing member of AST and AST became a subsidiary of NPA; (b) NPA changed its name to “AST SpaceMobile, Inc.”; (c) immediately prior to the closing of the Business Combination, all then-outstanding shares of Class B common stock, par value $0.0001 per share, of NPA (“NPA Class B Common Stock”) held by Sponsor (the “Sponsor Stock”) converted into shares of Class A common stock, par value $0.0001 per share, of NPA (“NPA Class A Common Stock”) immediately prior to the Business Combination; (d) each share of NPA Class A Common Stock, including those converted as described in (c) above, was converted into one share of Class A common stock, par value $0.0001 per share, of the Company (“Class A Common Stock”), and each warrant of NPA (an “NPA Warrant”) was converted into one warrant of the Company (a “Warrant”); (e) AST restructured its capitalization, appointed the Company as its managing member and issued to the Company 51,729,704 units of ownership interest in AST (the “AST Common Units”), which entitle the holder to the distributions, allocations, and other rights under the Fifth Amended and Restated Limited Liability Company Operating Agreement of AST (the “A&R Operating Agreement”), in exchange for which AST received approximately $227.0 million remaining in NPA’s trust account following (i) the $4.8 million payment of deferred underwriting commissions (ii) $0.2 million of redemptions made in connection with NPA’s special meeting of stockholders relating to the transactions contemplated by the Equity Purchase Agreement (the “Special Meeting”) and NPA’s annual meeting of stockholders to approve, among other things, a charter amendment to extend the date by which it had to complete an initial business combination and (iii) the repayment of a $0.6 million related party loan between the Sponsor and NPA; (f) AST issued to the Company warrants to purchase up to 17,600,000 AST Common Units; (g); certain investors (the “PIPE Investors”) purchased 23,000,000 shares of Class A Common Stock; (h) the Company issued 51,636,922 shares of Class B common stock, par value $0.0001 per share, of the Company, which carries one vote per share but no economic rights (“Class B Common Stock”) to the Existing AST Equityholders (other than Avellan); and (i) the Company issued 78,163,078 shares of Class C common stock, par value $0.0001 per share, of the Company, which carries ten votes per share but no economic rights (“Class C Common Stock”) to Avellan (the transactions referred to in clauses (a) through (i), collectively, the “Business Combination”).

In connection with the closing of the Business Combination, the Company incurred an additional $31.2 million of contingent transaction costs, which were paid at closing.

The Company has evaluated subsequent events for financial statement purposes occurring through May 18, 2021, the date these financial statements were issued, and determined that no additional subsequent events had occurred that would require recognition in these financial statements and that all subsequent events that require disclosure have been disclosed.

19

Exhibit 99.5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF AST

The following management’s discussion and analysis of our financial condition and results of operations is intended to clarify our results of operations, certain changes in our financial position, liquidity, capital structure and business developments for the periods covered by the consolidated financial statements included elsewhere in this proxy statement. Our actual results could differ materially from those discussed below. This discussion should be read in conjunction with, and is qualified by reference to, the other related information contained in this proxy statement, including our consolidated financial statements and the related notes thereto and the description of our business as well as the risk factors discussed in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are an innovative satellite designer and manufacturer. We operate from six locations that include our corporate headquarters and 85,000 square foot satellite assembly, integrating and testing facility in Midland, Texas, as well as operations in Maryland, Spain, the United Kingdom, and Israel. In addition, our 51% owned and controlled subsidiary, Nano, is located in Lithuania.

We and our global partners are building the first and only space-based cellular broadband network to be accessible by standard smartphones. Our SpaceMobile Service is expected to provide cost-effective, high-speed mobile broadband services with global coverage to all end-users, regardless of where they live or work, without the need to purchase special equipment. We believe the SpaceMobile Service would be the first global direct mobile broadband network using low Earth orbit (“LEO”) satellites to provide connectivity to any standard, unmodified, off-the-shelf mobile phone or 2G/3G/4G LTE/5G and IoT-enabled device. We intend to partner with mobile network operators (“MNOs”) to offer the SpaceMobile Service to the MNOs’ end-user customers. Users will not need to subscribe to the SpaceMobile Service directly with us, nor will they need to purchase any new or additional equipment. Users will be able to access the SpaceMobile Service when prompted on their device that they are no longer within range of the land-based facilities of the MNO operator or will be able to purchase a plan directly with their existing mobile provider.

The SpaceMobile Service is planned to be provided through a network of 168 high-powered, large phased-array satellites in LEO. The worldwide mobile traffic will be directed by the SpaceMobile Service to a terrestrial gateway and then to the in-country MNO’s core cellular network connected to the internet. Users will connect to the SpaceMobile Service as if they were using a local cell tower, with less communication delay effects than existing geostationary satellite communication systems experience.

On April 1, 2019, we launched our first test satellite, the BlueWalker 1 (“BW1”), which was used to validate our satellite to cellular architecture and was capable of managing communications delays from LEO orbit and the effects of doppler in a satellite to ground cellular environment using the 4G-LTE protocol. We are currently manufacturing and procuring the satellite componentry required for our BlueWalker 3 (“BW3”) test satellite. As of March 31, 2021, we have incurred approximately $37.2 million on our BW3 efforts, and intend to incur an additional $23 to $26 million to bring this project to completion. During 2021, we will be assembling and testing the BW3 satellite at our facility in Midland, Texas. BW3 is currently targeted to launch late in the fourth quarter of 2021. However, the exact timing of such launch is contingent on a number of factors, including satisfactory and timely completion of construction and testing of BW3 and the availability of an appropriate launch window and vehicle from our launch provider. The launch of BW3 was scheduled to coincide with the launch of a primary payload from an unrelated entity. The primary payload from such unrelated entity is delayed, which may in turn delay the launch window for BW3. If we are required to identify another launch vehicle and/or launch provider, we may incur delays in such launch and may incur additional costs. We are planning our first commercial satellite launches for the second half of 2022 or early 2023, which are expected to provide satellite coverage in the 49 Equatorial countries, representing a total population of approximately 1.6 billion people, with 20 satellites. We plan to achieve full global mobile coverage with the launch of 110 satellites by the end of 2023 or early in 2024 and multiple input multiple output (“MIMO”) with the launch of a total of 168 satellites by the end of 2024.

Revenue is currently generated from Nano, which consists of satellite development and manufacturing, procuring and arranging launch services, as well as in-orbit operations. Additionally, on a smaller scale, Nano offers hosted payload services, sale of individual satellite parts and subsystems, and software licenses.

1

Impact of COVID-19 Pandemic

With the on-going global spread of the COVID-19 pandemic, we have implemented business continuity plans designed to address and mitigate the impact of the COVID-19 pandemic on its business. The extent to which the COVID-19 pandemic impacts our business, research and development efforts and the value of our equity, will depend on future developments that are highly uncertain and cannot be predicted with confidence at this time, such as the ultimate duration of the pandemic, travel restrictions, quarantines, social distancing and business closure requirements, and the effectiveness of actions taken globally to contain and treat the disease. The global economic slowdown, the overall disruption of global healthcare systems and the other risks and uncertainties associated with the pandemic could have a material adverse effect on our business, financial condition, results of operations and growth prospects. In addition, to the extent the ongoing COVID-19 pandemic adversely affects our business and results of operations, it may also have the effect of heightening many of the other risks and uncertainties specific to the industry. To date, the pandemic has not had a material impact to our technology development efforts or results of our operations. However, given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, we are not able to estimate the future effects of the COVID-19 outbreak on our results of operations, financial condition, or liquidity.

The Business Combination

On April 6, 2021 the Closing Date, AST completed the previously announced business combination (“Business Combination”) pursuant to that certain Equity Purchase Agreement, by and among AST, New Providence Acquisition Corp. (“NPA”), the existing equityholders of AST, New Providence Acquisition Management LLC, a Delaware limited liability company (“Sponsor”), and Abel Avellan (“Avellan”). As contemplated by the Equity Purchase Agreement (a) NPA was appointed as the managing member of AST and AST became a subsidiary of NPA; (b) NPA changed its name to “AST SpaceMobile, Inc.”; (c) immediately prior to the closing of the Business Combination, all then-outstanding shares of Class B common stock, par value $0.0001 per share, of NPA (“NPA Class B Common Stock”) held by Sponsor (the “Sponsor Stock”) converted into shares of Class A common stock, par value $0.0001 per share, of NPA (“NPA Class A Common Stock”) immediately prior to the Business Combination; (d) each share of NPA Class A Common Stock, including those converted as described in (c) above, was converted into one share of Class A common stock, par value $0.0001 per share, of the Company (“Class A Common Stock”), and each warrant of NPA (an “NPA Warrant”) was converted into one warrant of the Company (a “Warrant”); (e) AST restructured its capitalization, appointed the Company as its managing member and issued to the Company 51,729,704 units of ownership interest in AST (the “AST Common Units”), which entitle the holder to the distributions, allocations, and other rights under the Fifth Amended and Restated Limited Liability Company Operating Agreement of AST (the “A&R Operating Agreement”), in exchange for which AST received approximately $227.0 million remaining in NPA’s trust account following (i) the $4.8 million payment of deferred underwriting commissions (ii) $0.2 million of redemptions made in connection with NPA’s special meeting of stockholders relating to the transactions contemplated by the Equity Purchase Agreement (the “Special Meeting”) and NPA’s annual meeting of stockholders to approve, among other things, a charter amendment to extend the date by which it had to complete an initial business combination and (iii) the repayment of a $0.6 million related party loan between the Sponsor and NPA; (f) AST issued to the Company warrants to purchase up to 17,600,000 AST Common Units; (g); certain investors (the “PIPE Investors”) purchased 23,000,000 shares of Class A Common Stock; (h) the Company issued 51,636,922 shares of Class B common stock, par value $0.0001 per share, of the Company, which carries one vote per share but no economic rights (“Class B Common Stock”) to the Existing AST Equityholders (other than Avellan); and (i) the Company issued 78,163,078 shares of Class C common stock, par value $0.0001 per share, of the Company, which carries ten votes per share but no economic rights (“Class C Common Stock”) to Avellan (the transactions referred to in clauses (a) through (i), collectively, the “Business Combination”).

In connection with the closing of the Business Combination, the Company incurred an additional $31.2 million of contingent transaction costs, which were paid at closing.

Components of Results of Operations

Revenues

To date, we have not generated significant revenues and do not expect to begin generating revenues from our SpaceMobile Service until 2023. Our 51% owned subsidiary, Nano, generates revenue from ancillary sales and services in Europe and the United States, but is primarily engaged in the development and manufacture of satellite technology. Nano also sells individual satellite parts, subsystems, and software to be configured to customers’ satellites, and enters into “rideshare” type agreements whereby Nano provides hosted payload services using customers’ payloads integrated with Nano-owned Satellite Buses for scheduled launches. Given the above information, any revenue recognition presented herein primarily relates to Nano’s commercially available goods and services.

2

Cost of Sales

Cost of sales includes the purchase price of various products and services that are used in performing under Nano’s revenue arrangements. Cost of sales also includes operational costs to fulfill Nano customer orders, including costs for Nano employees and overhead.

Engineering Services

Engineering services are charged to expense as incurred. Engineering services consist primarily of the expenses associated with our ongoing engineering efforts to establish technical feasibility of our products, as well as the cost of internal staff (such as engineers and consultants) to support these efforts. Currently, major engineering activities include procuring and manufacturing the satellite components required for the BW3 satellite. We intend to assemble and test the BW3 satellite at our Midland, Texas facility during the first half of 2021. The BW3 satellite is scheduled to be launched during the second half of 2021. Additionally, we have established alternative uses (separate economic value) for BW3 and therefore, the hard costs (i.e., test equipment, antennas, sensors, cables, launch vehicles) and other nonrecurring costs solely associated with our BW3 developments are capitalized to our construction in progress (“CIP”) account, and presented on our Consolidated Balance Sheets.

Research and Development Costs

Our research and development (“R&D”) costs consist principally of non-recurring engineering developments in which we typically engage third party vendors. Currently, major R&D activities include engaging with vendors to help develop the electronic componentry and software to be used in the first commercial satellite launch phase of the SpaceMobile Service, which is expected to provide satellite coverage in certain countries along the Equator with 20 satellites.

General and Administrative Costs

Our general and administrative costs include the costs of insurance, personnel, and outside professional services, including accounting and legal fees. We expect our general and administrative costs to increase following the Business Combination on April 6, 2021, including expenses necessary to comply with the rules and regulations applicable to U.S. public companies and related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, as well as higher expenses for general and director and officer insurance, investor relations, and professional services.

Depreciation and Amortization

Depreciation and amortization expense includes amounts related to property and equipment as well as finite-lived intangible assets. Once BW3 is completed and successfully launched, we expect a significant portion of our depreciation expense to relate to the depreciation of this asset, given its assigned useful life is two years.

Interest Income

Our interest income consists primarily of interest earned on cash and cash equivalents held by us in interest bearing demand deposit accounts.

Interest Expense

Our interest expense consisted of interest on the borrowings from our founder and CEO, Abel Avellan. We repaid all amounts due under this borrowing as of March 3, 2020.

3

Other Income and (Expense), Net

Our other income or expense consists of miscellaneous non-operating items, such as foreign exchange gains or losses.

Income Taxes

Our income tax expense is driven by our foreign subsidiaries, primarily Israel and Nano.

Results of Operations

Three Months Ended March 31, 2021 Compared to the Three Months Ended March 31, 2020

The following table sets forth a summary of our consolidated results of operations for the year-end periods indicated below and the changes between the periods.

	Three Months Ended March 31, (unaudited)
	2021	2020	$ Change
	(dollars in thousands)
Revenues	$951	$773	$178

Cost of sales	(896)	(1,030)	134

Gross profit	55	(257)	312

Operating expenses:
Engineering services	5,659	2,148	3,511
General and administrative costs	5,537	2,178	3,359
Research and development costs	304	43	261
Depreciation and amortization	614	120	494
Total operating expenses	12,114	4,489	7,625

Other income and expense:
Interest income	2	36	(34)
Interest expense	-	(23)	23
Other income and (expense), net	(30)	(3)	(27)
Total other income (expense)	(28)	10	(38)

Net loss before income taxes	(12,087)	(4,736)	(7,351)
Income taxes	(1)	-	(1)
Net loss	$(12,088)	$(4,736)	$(7,352)

4

Revenues

Total revenues increased by $0.2 million to $1.0 million for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020. The increase was primarily due to an increase in sales to new third-party customers.

Cost of Sales

Total cost of sales decreased by $0.1 million to $0.9 million for the three months March 31, 2021 as compared to the three months ended March 31, 2020. The decrease was primarily due to decreased costs to deliver new and existing revenue contracts to Nano customers during the three months ended March 31, 2021. In 2020, we incurred significant costs of sales on specific contracts while the related revenue was not recognized during the three months ended March 31, 2020.

Engineering Services

Total engineering services increased by $3.5 million to $5.7 million for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020. The increase was primarily due to a $2 million increase in internal engineer headcount and a $0.7 million increase in internal consultant costs. The costs related to recurrent engineers and consultants that are not solely associated with the development of BW3 are expensed as engineering services. The remaining $0.8 million increase relates to other operating expenses, such as consumables, components and facility expenses. We expect engineering expenses to continue to increase over the upcoming years as the SpaceMobile Service is developed.

We are also in the process of manufacturing and launching the first space-based global broadband cellular network distributed through a constellation of Low Earth Orbit Satellites (the “AST Satellite Constellation”). Once deployed and operational, the AST Satellite Constellation will provide connectivity directly to standard/unmodified cellular phones or any 2G/3G/4G LTE and 5G enabled device (the “SpaceMobile Service”). The SpaceMobile Service will be made available to cellular subscribers and others through wholesale commercial roaming agreements with cellular service providers on a global basis.

General and Administrative Costs

Total general and administrative costs increased by $3.4 million to $5.5 million for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020. The increase was primarily due to a $1.9 million increase in employee and consultant-related expenses such as salaries and recruiting fees due to the increase in headcount compared to the prior year period, a $0.7 million increase in professional costs due to the increase in legal and accounting services compared to the prior year period, and a $1 million increase in other miscellaneous expenses such as corporate office expenses, licenses, and insurance costs, offset by a $0.1 million decrease in travel expenses due to reduced travel as a result of the COVID-19 pandemic.

Research and Development Costs

Total research and development costs increased by $0.3 million to $0.3 million for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020. The increase was primarily due a $0.3 million increase in development efforts relating to the SpaceMobile constellation.

Depreciation and Amortization

Total depreciation and amortization increased by $0.5 million to $0.6 million for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020. The increase was primarily due to the purchase of additional fixed assets and leasehold improvements between periods.

Total Other Income (Expense)

Total other expense decreased by less than $0.1 million to less than $0.1 million for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020. The increase was primarily driven by a less than $0.1 million decrease in interest earned during the current fiscal quarter.

5

Liquidity and Capital Resources

We require capital to fund our operating expenses and to make capital expenditures. We expect our capital requirements to increase as our operations expand. We had $22.2 million in cash and cash equivalents as of March 31, 2021. As a result of the Business Combination which occurred on April 6, 2021, NPA contributed net proceeds of approximately $418 million. As a result, our cash and cash equivalents increased to $440 million. We believe our operating cash flows, together with our cash on hand and the cash obtained as a result of the Business Combination is sufficient to meet our current working capital and capital expenditure requirements for a period of at least twelve months from the date of this 10-Q.

The design, development, manufacture, integration, testing, assembly and launch of satellites and related components is a capital-intensive venture. We estimate the gross costs associated with designing, building and launching the 20 Equatorial SpaceMobile satellites to be approximately $510 million, which includes $128 million of capital raised to date by us from preferred stock, common stock, and Founder loan proceeds, excluding the cash received under the Business Combination with NPA. As part of the Business Combination, NPA contributed approximately $418 million in net proceeds to us in exchange for 28.5% of the outstanding AST Common Units and became the managing member of AST. We estimate the gross costs associated with designing, building and launching all global and MIMO SpaceMobile satellites and related infrastructure to be approximately $1.7 billion. As noted above, as a result of the Closing of the Equity Purchase Agreement, we believe we have sufficient capital to fund planned operations and development for the next 12 to 24 months, including the launch of our first 20 Equatorial satellites. We will need to raise additional capital to continue developing and launching satellites to complete subsequent phases of the SpaceMobile Service. We expect to raise additional funds through the issuance of equity, equity related or debt securities, or through obtaining credit from government or financial institutions. This capital may be necessary to fund its ongoing operations, continue research, development and design efforts, improve infrastructure, and launch satellites. We cannot be certain that additional funds will be available to us on favorable terms if required, or at all. If we cannot raise additional funds when needed, our financial condition, results of operations, business and prospects could be materially adversely affected.

Cash Flows

Historical Cash Flows

The following table summarizes our sources and uses of cash for the years ended March 31, 2021 and 2020:

	Three Months Ended March 31,
	2021	2020
	(dollars in thousands)
Cash and cash equivalents	$22,213	$88,922

Cash used in operating activities	$(8,513)	$(4,235)
Cash used in investing activities	(11,437)	(3,936)
Cash (used in) provided by financing activities	(595)	70,343

Operating activities

Cash used in operating activities was $8.5 million for the three months ended March 31, 2021, as compared to cash used in operating activities of $4.2 million for the same period in 2020. The $4.3 million increase in cash used in operating activities for the three months ended March 31, 2021 was primarily attributable to the $12.1 million net loss as a result of the expansion of our operations and satellite technology development efforts, an increase in net loss of $7.4 million over the prior period, offset by a $2.4 million change in operating assets and liabilities and $1.1 million change in non-cash adjustments to reconcile net loss to cash used in operating activities.

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Investing activities

Cash used in investing activities was $11.4 million for the three months ended March 31, 2021, as compared to cash used in investing activities of $3.9 million for the same period in 2020. The $7.5 million increase in cash used in investing activities for the three months March 31, 2021 was primarily attributable to a $5.5 million increase in BW3 satellite construction costs, as well as a $2 million increase in purchases of property and equipment including satellite antennas, test equipment, and leasehold improvements.

Financing activities

Cash used in financing activities was $0.6 million for the three months March 31, 2021, as compared to cash provided by financing activities of $70.3 million for the same period in 2020. The $70.9 million decrease in cash provided by financing activities for the three months ended March 31, 2021 was primarily attributable to a decrease in net proceeds from the issuance of AST Series B Preferred Units during the period of $72.1 million and an increase in direct and incremental costs incurred for the merger with NPA of $5.0 million, offset by a $1.8 million decrease in the repayment for a founder bridge loan as compared to the prior period.

Funding Requirements

We believe our existing cash and cash equivalents along with the net proceeds received from the Business Combination with NPA will be sufficient to meet anticipated cash requirements for at least 12 months from the date hereof. However, our forecast of the period of time through which our financial resources will be adequate to support operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could expend capital resources sooner than we expect.

Future capital requirements will depend on many factors, including:

●	Seeking and obtaining market access approvals;
●	Establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support our satellite development;
●	Addressing any competing technological and market developments; and
●	Attracting, hiring, and retaining qualified personnel.

Until such time, if ever, as we can generate substantial revenues to support it cost structure, we expect to finance cash needs through a combination of equity offerings, debt financings, commercial and other similar arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through commercial agreements, or other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies and/or future revenue streams, or grant licenses on terms that may not be favorable to us and/or may reduce the value of our common stock. In addition, our ability to raise necessary financing could be impacted by the COVID-19 pandemic and its effects on the market conditions. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our commercialization efforts or grant rights to develop and market other services even if we would otherwise prefer to develop and market these services ourself or potentially discontinue operations.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with GAAP. Our discussion and analysis of the financial condition and results of operations are based on these financial statements. The preparation of these financial statements requires the application of accounting policies in addition to certain estimates and judgments by our management. Our estimates and judgments are based on currently available information, historical results and other assumptions we believe are reasonable. Actual results could differ materially from these estimates

During the three months ended March 31, 2021, there were no changes to the critical accounting policies discussed within Form 8-K and supporting financial statements therein for the year ended December 31, 2020, as filed with the SEC on April 12, 2021 and as amended on Form 8-K/A on May 6, 2021 (the “8-K/A”). For a complete discussion of our critical accounting policies, refer to the Management’s Discussion and Analysis of Financial Condition and Results of Operations for AST for the years ended December 31, 2020 and 2019 filed as Exhibit 99.3 to the 8-K/A.

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